Yonder Global, PBC.

Technology Main Street Family Outdoors Social Impact

A rare opportunity at the intersection of travel, health and nature

YONDER.COM HAMILTON MONTANA





We had just completed our second year of agri-tourism offerings and realized the significance and potential of this new revenue stream. How could we grow it? Was there a better way to promote what we uniquely had to offer, the potential of nature immersive experiences to improve the lives of everyone? This is the question that I set out to answer.

Tim Southwell Founder, Chairman @ Yonder Global, PBC.

Why you may want to support us...

1. GET IN EARLY. A nature tourism booking platform entering an underserved fragmented $8B market.
2. BE THE CHANGE. There is a global stress epidemic, nature is the antidote and Yonder is the access.
3. IMPACT INVESTING. Yonder as a public benefit corporation, benefits people, planet and profit.
4. ECOLOGICAL BALANCE. Hosts inspire an appreciation for nature and guests feel motivated to protect it.
5. BE EXTRAORDINARY. Join in building an industry leader with a purpose and a $3B revenue potential.

Why investors ❤ us

WE'VE RAISED $3,957,080 SINCE OUR FOUNDING



These are unprecedented times. If we've learned anything from being quarantined, it's that we all need to get out. We need to be free. We need a change of scenery. We need nature! Studies show that stress and depression can be reduced by going out into nature and Yonder has presented itself at the perfect time. As restrictions are starting to relax throughout the U.S., Yonder highlights places near major cities where you can road-trip into nature and de-stress.

What makes Yonder interesting and different is that the properties they select for the platform have special criteria such as 180-degree views of nature, are eco-friendly, and hosts (referred to as

... *read more*

Judah Wiedre Founder, JW+Co

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tim Southwell
Founder, Chairman
Owner & Operator of Several Successful Companies in the Arena of Health, Wellness, Permaculture and Agri-Tourism



Freyr Thor
Co-Founder, CEO
Start-up Executive, Digital Media, Anderson Digital, Vanguard Cinema, Multiple Founderships, Successful & Repeated 20x sales exits



Bill Lee
Co-Founder, CSO
Business & Strategy Development. Brand Expert. Over 40 Years in Senior Leadership With Name Brands and StartUps



Matthew Schmidgall
Co-Founder, COO
Experienced Startup Executive, Workflow & Scale Designer, Inqubator Managing Partner, Hennepin Studios, Anderson Digital



Derek Newsom
Co-Founder, CTO
Technology Executive, Web, Backend & Native App Expert, Inqubator Managing Partner, Nvoicepay, Our Alchemy, Anderson Digital



Whitney Altafi
Chief Marketing Officer
Brand Expert, Startup Success, Lifestyle Brands, Charles Schwab--Effie Winner, Sunrun, Credit Karma, Counsyl



Patrick Harris
Advisor
Early and growth stage consumer companies. Capital introductions to family offices, institutional investors and HNW individuals

In the news

TRAVEL+ LEISURE

Downloads

- Yonder Wefunder Deck.pdf
- Yonder Wefunder Executive Summary.pdf
- Yonder Wefunder Short Presentation.pdf

Yonder is taking flight!

I recall that 'ah-ha' moment in October 2017. We had just completed our second year of agri-tourism offerings on the farm and discovered that revenue stream surpassed all others. Farming is a labor of love, and seldom results in monetary success, but what if? I enjoyed the many heartfelt messages left by visiting families who spent time on the farm and witnessed the natural world, which in turn offered them a chance to appreciate their special bond. Could there be a way to couple both farmer and family together while harnessing the bonding potential of nature to improve the lives of everyone? This is the question that I set out to answer.



With guidance from a good friend, I met my co-founder Freyr Thor, who possessed a depth of successful experience with business start-ups. Freyr, a native of Iceland, spent his youth outdoors, in the company of horses and nature. His childhood offered unique insights into the opportunity, as well as a genuine passion for the endeavor at large that I had set out to solve. In 2018, we set out to understand the opportunity and decide if, in an underserved market, could we provide an authentic experience to realize a better, healthier tomorrow by connecting people to nature? We decided the answer was yes and in late 2018, Yonder was born from our passion for the natural world and everything it offers.



I'm pleased to announce that starting today, Yonder is taking flight. Under Freyr's leadership, and a team with a shared passion for the natural world and the healing powers it bestows, we built and created a truly authentic platform experience.

A Booking Platform Connecting People To Nature

Yonder is a catalyst for creating a harmonious world by connecting people to nature. Nature is the antidote to today's busy and stressful world, and Yonder is the conduit that puts people back in touch with it. We're a travel booking site with a singular passion: to connect people to the authentic, healing experiences that only the natural world can provide. Each of our carefully chosen properties not only inspire a deeper appreciation for nature but also a greater sense of responsibility to protect it. Our mission is to champion a healthier and better tomorrow.


THE EXECUTION
The world's go-to resource for carefully vetted, nature-rich experiences.
FARM
RANCH
OPEN SKY
MOUNTAIN
VINEYARD
WATERFRONT
FOREST
ESCAPE

Our Approach

It starts with a high quality platform and related native apps, offering a great user experiences with all the hallmarks of advanced, intuitive design and functionality. Then we added robust search and discovery features, curated collections and more. Lastly, we populated the platform with high quality curated host listings that open up to countless worlds for opportunities for discovery of nature experiences, a chance to #findyouryonder.


CLEARLY SPECIALIZED MARKET SEGMENT
Aggregating a Global Market of Highly Curated Quality Hosts offering Nature Immersive Destinations
At Yonder, the Stay is not a Place To Sleep. At Yonder, the Stay is the Experience Itself

How We Make Money

By becoming the leader of nature tourism in the world, offering countless opportunities for discovery of nature connections in various categories, Yonder becomes the gravity force attracting nature seeking travelers. We have been working hard to identify the various host communities globally, we have built network of organizational support and integration partnership to accelerate our acquisition of ever greater number of hosts. Through these efforts, increasing numbers of guests will see Yonder as the go to source for nature tourism. On a more mathematical level; Yonder makes money on every booking. Yonder receives 16% revenue in booking fees from the value of each booking. On a $ 100 booking, Yonder's fee income is $16. It divides between host fees of 4% and guest fees of 12%, and is consistent with industry averages.


Host Listings
4000
3000
2000
1000
0
Aug 19
Sep 19
Oct 19
Nov 19
Dec 19
Jan 20
Feb 20
Mar 20
April 20
Yonder Host Listings

Market Size

The total available market globally in agri and eco-tourism is almost $ 13 billion strong and growing 12% year over year. The serviceable addressable market thereof is $ 8 billion and growing, in North America, Europe, New Zealand and Australia, entirely online, and does not include airfares, resorts, safari's or cruises. We believe over five years, we can capture 8.75% share of the market to become a $1Billion dollar business with $2B in market capitalization.


MARKET SIZE
Total Available Market
$12.8 billion
Service Addressable Market
$8.0 billion
Sources: Global Agritourism Report, QYResearch, 2014
Global Wellness Institute, 2018, Technavio, 2019, Statista 2019

Market Demographics

Yonder has identified four core groups relatively evenly split between Families, Millennials, Seniors and Single Professionals. With 33% of Yonder listings exclusive to the Yonder platform, and 80% of the listings within four hour drive of major metropolitan areas, Yonder offers access to nature rich destination across all demographics and geography. Our survey of focus groups shows significant preference for nature rich destinations. Among millennials, the number is the highest, with over 67% calling nature tourism out as first choice. They also agree with the problem of identifying a reliable source for booking nature destinations online.


SAM BREAKDOWN
SAM of $8.0B consists of Agri-Eco Tourism accommodations only
Market evenly split between 4 groups; millennials, families, seniors, & single professionals
SAM excludes air travel, hotels, resorts & cruises
More than 80% of listings are within a four hour drive of US metropolitan areas
33% of listings are exclusively on the yonder platform
Agri-Eco Tourism realizing 12% YOY growth
Yonder Market Share in 5 years: $ 0.7B, or 8.75%
United States
Sources: QRY Agri Tourism Research, Condor Ferries, Access Dev, Forbes, CREST, Conde Nast, Eco Tourism Statistics, Statista
Source: Yonder Global, Inc.

Consolidating a Global Market

In the years we spent researching and understanding the market, we've concluded that the Agri-Tourism market as a whole is unsophisticated and very fragmented. No one player has more than a 5% market share and 89% of the market is currently unconsolidated. Yet agri and eco-tourism hosts exist everywhere. And they are frustrated over the lack of focused attention and invisibility on other platforms. What we found is they are all looking for a home, a devoted platform, a market leader.


THE COMPETITION
Airbnb 5 Year Market Share: 10%
Top OTA Competitors:
Airbnb $ 38 B 40%
Booking Hldgs $ 15 B 16%
Expedia $ 10 B 11%
TripAdvisor $ 3 B 3%
Tujia $ 2 B 2%
Others $ 27 B 28%
TOTAL $ 95 B
Top Nature Competitors:
Vacasa $ .3 B 3%
Hipcamp $ .2 B 3%
Under Canvas $ .2 B 2%
Glamping Hub $ .1 B 2%
Getaway $ .1 B 1%
Others: $ 7.1 B 89%
TOTAL $ 8.0 B
Sources: Skift, Owler, Statista, Forbes, Crunchbase
OTA P2P Bookings - $Billions
100
75
50
25
0
2010
2012
2014
2016
2018
Others
Tujia
TripAdvisor
Expedia
Booking Holdings
Airbnb
12.4% CAGR (Compound Annual Growth Rate)

Competitive Advantage

Yonder offers a triple bottom line benefit to the economic condition of the host community, the mental and physical wellness of their guests, and the improvement in human relations with our planet. Through it all, Yonder's business will thrive.


COMPETITIVE ADVANTAGE
TRIPLE BOTTOM LINE
- People
- Planet
- Profit
CLEAR MARKET DIFFERENTIAL
- First Nature Tourism Focused Platform
- Aggregating Existing, Fragmented Industry
CONTENT AND CURATION
- Qualitative Vetting Process
- Experiential Storytelling
FUNCTIONALITY
- Itinerary & Bundling Checkouts
- Robust Discoverability Search Engine
LATEST CODING TECHNOLOGY
- Modular Build, Flexibility & Scalability

Reasons for Being

These days, we seem to be plugged into everything, always. Handheld mobile wifi platforms allow us to connect everywhere we go. Social media and texting have become the preferred method for connect with others. But, as much as we've gained, we've lost something. The more plugged into things we get, the more disconnected we become from something fundamental. The natural world.



This isn't just a philosophical point. Our increasingly simulated reality negatively affects our own health and well-being, as well as that of the natural world. For example, the rapid rate of biodiversity loss is one measure of how much we're disturbing the living world upon which our health depends. There's a clear link between the spread of viruses and the relationship between humans and the natural world.

Restore Ecological Balance

So, what must we do? Can we live in such a way that we begin to reverse the damage? Good intentions alone are not enough. We must act in ways that allow abundance and balance to return. When we restore nature, we also restore ourselves.



Nature is the Antidote

Study after study demonstrates the psychological and physical benefits of connecting with nature. People who are more connected with nature are happier, feel more vital and have more meaning in their lives. It's hard to overstate how much good nature does for our well-being, and how much of what we've been missing we get back.



The fact is that our own health and happiness are inseparable from the well-being of the natural world. We need it, and it needs our protection and care. The relationship is reciprocal. So, if we can help people connect with nature, that's not just beneficial to them, it's great news for nature itself. This is Yonder's calling.

Yonder is the Gateway

Sure, we're connecting more people to amazing locations and experiences. But, even more importantly, we're demonstrating the positive impact nature can have on their lives. We figure that the more they experience this, the more they'll want to protect and preserve the natural world that we all ultimately depend on.



Please join us in caring for and protecting nature and wild places. It's good for people everywhere, it's good for you and it's good for our children's future.

Join Us!

We believe, with unwavering optimism, that Yonder, with everything it has to offer, will come out of the current global condition, leading the way towards healing, and pointing to a better tomorrow. We collectively offer a healthier path for society as a whole. And as we grow, we must consider our options for capital, as well as ownership. We feel strongly about diversifying resources, sharing the benefits, and growing our community of like minded people. As a result, we don't think it is such a novel idea that the community we serve should have the opportunity to become shareholders, and benefit from the growth of Yonder in more ways than one. In light of this, It seems in-authentic for us to exclusively seek capital from corporate investors. We certainly check a lot of their boxes, a large under-served market, a scaleable business model managed by a top notch team, and a triple bottom line model that offer the promise of profitability, improving people's livelihoods as well as healing the planet. It is therefore only consistent with our community oriented brand to reach out to you, and invite you to join us in building Yonder.

(All forecasts presented above are future targets that cannot be guaranteed.)



Investor Q&A

— COLLAPSE ALL

What does your company do?

Yonder is a travel booking platform connecting people to life enriching experiences in nature.

Where will your company be in 5 years?

Worldwide leader in nature tourism. By share volume as well as curated quality of our offerings, and the one of a kind intuitive discovery booking platform we already built, we will connect millions of people worldwide to life enriching experiences, building a business with over 10% market share valued at over $1 Billion dollars.

Why did you choose this idea?

We had just completed our second year of agri-tourism offerings and realized the significance and potential of this new revenue stream. How could we grow it? Was there a better way to promote what we uniquely had to offer, the potential of nature immersive experiences to improve the lives of everyone? This is the question that I set out to answer.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Nature tourism is underserved. The nature travel booking market is fragmented and unsophisticated. We're in the midst of a rising anxiety epidemic. Digital and social connectivity frame our daily lives. We've lost our connection to nature and its meaning.

How far along are you? What's your biggest obstacle?

Yonder was founded in late 2018. We researched the market opportunity, developed the brand identity and established clear market differentials. We have built a stellar looking platform, and native iOS and Android apps that are now live, with unique user friendly functionality features that go far beyond what is currently out there. We additionally secured the "yonder.com" domain, and acquired six domestic and international trademarks. Most importantly, we have attracted and onboarded a host community of nearly 3000 listings, with exponential growth at our doorstep through recently completed API integration partnerships, enabling us to reach tens of thousands of more hosts. We have launched the platform and are just beginning to receive bookings.

Who competes with you? What do you understand that they don't?

We compete in the online travel agency (OTA) industry as a booking platform, but we think about it in a completely different way. A Yonder stay is not a place to crash your head on a pillow while you go elsewhere to have experiences. At Yonder the destination is the experience. This realization transforms and guides everything we do. While the urban short term rental market has consolidated to 3-5 key players, short term rentals in nature tourism industry is still fragmented with no current clear leader. This is our opportunity.

How will you make money?

By becoming the leader of nature tourism globally, offering countless opportunities for discovery of nature connections, Yonder becomes the gravity force that attracts nature seekers everywhere. We have identified various host communities globally, built relations with organizations and developed integrations to accelerate our onboarding of greater number of hosts. Through these efforts, increasing numbers of guests will see Yonder as the go to source for nature tourism. Yonder makes money on every booking. Yonder receives 16% revenue in booking fees from the value of each booking. On a $ 100 booking, Yonder's fee income is $16. It divides between host fees of 4% and guest fees of 12%, and is consistent with industry averages.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

In order to scale, and become the global leader of nature tourism, we must accomplish a speedy adoption of users on the platform. We have in the past, and must in the future, continue to attract and build a robust host community, each and all representing the quality curation consistent with our core; that every Yonder experience enables an instant connection to nature. We are confident that by the volume as well as the quality of offerings, we become the gravity force for nature tourism globally. Yonder becomes synonymous with the greatest inventory of nature rich travel experiences. Grounded in our purpose, and riding a wave of growing trends towards healthier, safer and less crowded travel choices, we are confident in our success.

Name unique risks related to Covid-19

As a booking platform, like most business, Yonder is temporarily affected by Covid-19. As a startup however, revenue was never a significant contributor to current cash flow. Yonder is experiencing 2X month over month growth, despite Covid-19, as we head into the summer vacation and travel season. Interest in the platform continues to grow at exponential rate: host signups, platform view traffic and user growth, all point to positive reception by consumer's, guests and hosts alike. Yonder was conceived two years ago as a solution to a problem in nature tourism. The arrival of Covid-19 has only amplified the importance of Yonder; enabling safe vacationing in uncrowded and healthy environments. Changes in behavior and shift in priorities are likely outcomes of the pandemic. Thinking ahead, Yonder's future looks increasingly bright and promising.

Covid-19 Risk Disclaimer

The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, our operations. We have experienced and expect to continue to experience slower user growth than expected as well as reductions in bookings. While we expect the impact of COVID-19 to have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of such impact at this time.